UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2008

Commission file number 1-8022

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF
CSX CORPORATION
AND AFFILIATED COMPANIES

CSX CORPORATION
A Virginia Corporation
IRS Employer Identification Number 62-1051971
500 Water Street
Jacksonville, Florida 32202
Telephone (904) 359-3200

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2008 AND 2007
AND FOR THE YEAR ENDED DECEMBER 31, 2008

Report of Independent Registered Public Accounting Firm

The Plan Administrator and the Audit Committee
Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated Companies
CSX Corporation
Jacksonville, FL

We have audited the accompanying statements of net assets available for benefits of the Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated Companies as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Independent Registered Public Accounting Firm
Jacksonville, Florida
June 19, 2009

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

	December 31
	2008	2007
ASSETS
Investments, at fair value:
Investment in Master Trust (Note 3)	$724,538	$938,622
Loans to members	13,506	12,747
	738,044	951,369
Receivables
Member contributions	2,110	2,075
Employer contributions	669	640
	2,779	2,715
TOTAL ASSETS	740,823	954,084

LIABILITIES
Accrued expenses	251	54

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	740,572	954,030

Adjustment from fair value to contract value for interest in Master
Trust relating to fully benefit-responsive investment contracts (Note 4)	(6,362)	(13,449)

NET ASSETS AVAILABLE FOR BENEFITS	$734,210	$940,581

See accompanying Notes to Financial Statements

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2008
(Dollars in Thousands)

ADDITIONS
Member contributions	$28,082
Employer contributions	8,184
Interest from loans to members	980
37,246
DEDUCTIONS
Net loss from investment in Master Trust (Note 3)	166,867
Distributions to members	76,050
Fees and expenses	700
243,617

NET DECREASE	(206,371)

Net Assets Available for Benefits at Beginning of Year	940,581

Net Assets Available for Benefits at End of Year	$734,210

See accompanying Notes to Financial Statements

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated Companies (“the Plan”) provides only general information. Members should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering all salaried employees and certain non-union hourly employees of CSX Corporation (“CSX” or “Plan Sponsor”) and adopting affiliated companies (collectively, “the Company”). Effective January 1, 2001, CSX established a portion of the Plan as an Employee Stock Ownership Plan (“ESOP”) designed to comply with Section 4975(e)(7) of the Internal Revenue Code of 1986 (“the Code”), as amended. The Plan also contains a cash or deferred arrangement described in Section 401(k) of the Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The ESOP component is designed to invest primarily in CSX common stock and may invest 100% in such securities.

Contributions: Members, as defined in the Plan document, may contribute from 1% to 50% (in 1% multiples) of eligible compensation, as defined by the Plan document, on a pre-tax or after-tax basis up to the current Code limit. Beginning January 1, 2003, members who are age 50 or older by the end of the applicable calendar year are eligible to make catch-up contributions in accordance with the Code. Members who are not eligible to participate in the Executive Deferred Compensation Plan of CSX Corporation and Affiliated Companies may also contribute up to 50% of any incentive compensation to the Plan. Subject to certain limitations, members may rollover distributions from another qualified plan or an individual retirement account (“Rollover Account”). Members may change contribution rates and investment elections daily.

The Company contributes amounts equal to 50% of the first 6% of a member’s pre-tax or after-tax eligible contributions as matching contributions. Members may invest the Company matching contribution in any of the Plan’s investment options. Member incentive compensation contributions are not matched. Additional amounts may be contributed at the option of the Company’s Board of Directors.

Diversification: Members can invest new Company contributions in any investment options offered under the Plan document.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN (continued)

Transfers/Reallocations: Beginning June 1, 2005, a trading restriction was in place on certain trade activities in all available investment funds. These restrictions require a 30-day period of time during which investments must remain in the fund (“the holding period”). If these trading restrictions are not followed, a redemption fee of 2% will apply to the current value of the units withdrawn prior to the expiration of the holding period. Effective July 1, 2007, CSX changed the restrictions on trade activities in all available investment funds. The new trade control policy, which is consistent with benefit plan administration best practices, does not permit members to purchase shares of the same fund through investment fund activity for 30 calendar days. Members may, however, transfer funds to the Stable Value Fund at any time without restriction. Any amounts invested prior to July 1, 2007 are considered to have met the 30-day holding requirement.

Member Accounts: Each member’s account is credited with the member’s contributions and allocations of (a) Company contributions and (b) Plan earnings and is charged for administrative expenses. Company contributions are calculated at 50% of the first 6% of a member’s basic contributions. If made, profit sharing contributions are in proportion to each member’s base compensation paid by the Company. Plan earnings are allocated on a proportionate share of the increase or decrease in the fair market value of each fund in which the member’s accounts are invested on each valuation date. Expense allocations are made on the basis of assets in the individual account. A member is entitled to the value of his or her account.

Vesting: Members are 100% vested in their accounts.

Loans: Certain members may borrow from their accounts an amount equal to the lesser of fifty thousand dollars in the aggregate (reduced by the highest outstanding balance during the one-year period preceding the loan) or 50% of their account balance (reduced by the outstanding balance of all Plan loans at the time of the loan). Loan terms range from one to five years unless the loan is to be used in conjunction with the purchase of a primary residence. Loans are secured by the balance in the member’s account. The loan interest rates are calculated using the prime rate in the Wall Street Journal as of the first business day of the current month in which the loan originates plus 1%. The interest rate in effect when a member applies for the loan will remain in effect for the term of the loan. It will not change even though the interest rate applicable to new loans may change. Principal and interest are paid ratably through payroll deductions.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN (continued)

Dividends: Dividends paid on shares of CSX common stock held in a member’s account are reinvested in shares of CSX common stock. A member or spousal beneficiary may elect to have dividends paid to them in cash. Any change in an election will apply only to ex-dividend dates occurring after the date such election is received. A member who does not make a timely election will have the dividends paid to his or her account and reinvested in shares of CSX common stock.

Payment of Benefits: Upon termination of service, a member may receive a lump-sum amount equal to the value of his or her account.  Upon disability or retirement, a member may elect to receive a lump-sum or monthly installments over a period not to exceed the lesser of 240 months or the life expectancy of the last survivor of the member and his or her beneficiary. Surviving spouses of retired or disabled members may also elect monthly installments. A terminated member’s account balance of five thousand dollars or less (excluding the Rollover Account) as of his or her date of termination or the last day of any Plan year shall be rolled over into an individual retirement account (IRA) at American Century Investments unless the member makes an alternate distribution request.

Administrative Expenses: The administrative expenses of the Plan are paid by the Company or from Plan assets as the Plan Sponsor directs. All of the administrative expenses of the Plan during 2008 were paid from Plan funds.

Plan Termination: Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions to the Plan at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan were to terminate, members would remain 100% vested in their accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The financial statements have been prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles. Certain other prior-year data have been reclassified to conform to the 2008 presentation.

New Accounting Pronouncements: Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”) establishes a framework for measuring fair value under generally accepted accounting principles (GAAP), clarifies the definition of fair value within that framework, and expands financial statement disclosures about the use of fair value measurements. See Note 9 for additional fair value disclosures related to the CSX Corporation Master Retirement Savings Plan Trust (“Master Trust”) and loans to members.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments: The Master Trust (See Note 3) holds all investments of this Plan and the CSX Corporation Capital Builder Plan except for loans to members. Loans to members are valued at their outstanding balances, which approximate fair value. Each participating retirement plan has an undivided interest in the Master Trust.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3 - INVESTMENT IN MASTER TRUST

All investments of the Master Trust are held by The Northern Trust Company, the Trustee of the Master Trust. Each participating plan’s interest in the Master Trust is based on account balances of the participants and their elected investment fund options.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS

NOTE 3 - INVESTMENT IN MASTER TRUST (continued)

Summarized financial information of the Master Trust is presented below:

(Dollars in Thousands)		Plan's		Plan's
	December 31,	Percentage	December 31,	Percentage
	2008	Interest(a)	2007	Interest(a)
Assets:
CSX Common Stock	$446,083	41%	$672,411	40%

Mutual Funds
Vanguard Institutional Index Instl Plus	101,889	55%	166,063	57%
Fidelity Equity Income Fund	47,078	78%	97,952	79%
Vanguard Morgan Growth	41,749	65%	79,335	65%
Vanguard Wellington Fund	71,524	59%	77,609	63%
Morgan Stanley International Fund	47,396	65%	72,782	69%
T. Rowe Price Retirement 2005 Fund	470	94%	645	98%
T. Rowe Price Retirement 2010 Fund	5,325	84%	8,710	81%
T. Rowe Price Retirement 2015 Fund	3,822	68%	6,551	73%
T. Rowe Price Retirement 2020 Fund	3,190	64%	4,711	71%
T. Rowe Price Retirement 2025 Fund	1,143	65%	1,494	77%
T. Rowe Price Retirement 2030 Fund	1,338	55%	1,956	68%
T. Rowe Price Retirement 2035 Fund	1,165	52%	1,393	51%
T. Rowe Price Retirement 2040 Fund	1,167	63%	1,425	64%
T. Rowe Price Retirement 2045 Fund	720	46%	1,233	70%
T. Rowe Price Retirement 2050 Fund	204	42%	48	55%
T. Rowe Price Retirement 2055 Fund	79	41%	80	18%
T. Rowe Price Retirement Income Fund	1,225	66%	437	74%
Total Mutual Funds	329,484		522,424

Common Collective Trust Funds	1,356	41%	2,387	40%

(a) Represents the Plan's percentage participation in each individual fund held by the Master Trust.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS

NOTE 3 - INVESTMENT IN MASTER TRUST (continued)

(Dollars in Thousands)		Plan's		Plan's
	December 31,	Percentage	December 31,	Percentage
	2008	Interest(a)	2007	Interest(a)
Separately Managed Accounts		74%		77%
Government securities, corporate bonds,
mortgages and other	192,587		166,896
Pooled separate accounts and common collective trust funds	142,452		97,737
Cash and cash equivalents	72,393		89,530
Common stock	22,828		36,291
Common stock - loaned	-		(18,622)
Mutual funds	22,867		29,035
Synthetic guaranteed investment
contract - wrappers	1,364		875
Government securities, corporate bonds,
mortgages and other - loaned	-		(24,195)
Total Separately Managed Accounts	454,491		377,547

Collateral held under securities lending
agreements (excluding noncash collateral)	-		39,984

Securities on loan	-		42,817
Total Assets:	1,231,414		1,657,570

Liabilities:
Obligations under securities lending agreements	-		39,984
Accrued expenses	431		478

Net assets available for benefits, at fair value	1,230,983		1,617,108

Adjustment from fair value to contract value for
interest in Master Trust relating to fully benefit-
responsive investment contracts	(8,557)		(17,352)

Net assets	$1,222,426		$1,599,756

Plan’s investment in the Master Trust’s net assets	$718,176	58%	$925,173	58%

(a) Represents the Plan's percentage participation in each individual fund held by the Master Trust.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS

NOTE 3 - INVESTMENT IN MASTER TRUST (continued)

Investment income and expenses, other than those related to CSX common stock, are allocated to each plan in a pro-rata fashion based on the member’s average daily investment balances. Investment income and expenses related to CSX common stock are allocated based on actual shares held. Investment income for the Master Trust for 2008 was as follows:

(Dollars in Thousands)

Net losses from investments in Master Trust:
Mutual funds (quoted market price)	$(195,184)
CSX common stock (quoted market price)	(148,210)
Common stock (quoted market price)	(9,363)
(352,757)
Interest and dividend income	43,225
Investment loss for the Master Trust	$(309,532)

NOTE 4 - SYNTHETIC GUARANTEED INVESTMENT CONTRACTS

The Master Trust holds investments in synthetic GICs as part of the Stable Interest Fund.   Synthetic GICs are investment contracts that allow participants to earn fixed income for a specified period of time.  These synthetic GICs are fully benefit-responsive, which allows participants to initiate all permitted transactions, such as withdrawals, loans or transfers to other funds within the Plan.  A corresponding contract wrapper with the issuer provides a fixed rate of return on the underlying investments.  A contract wrapper is a contractual agreement with a third party that regulates the return on investment.  The agreement provides for the third party to compensate the Plan if the return on investment drops below a certain threshold and vice versa. The fair value of the synthetic GICs is calculated as described in Note 9.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  These events include, but are not limited to, the following: (1) amendments to the Plan document, (2) bankruptcy of the Plan Sponsor or other Plan Sponsor events which cause a significant withdrawal from the Plan or (3) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  CSX does not believe that the occurrence of any event limiting the Plan’s ability to transact at contract value with members is probable.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS

NOTE 4 - SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

The contract value of the synthetic GICs represents contributions plus earnings, less participant withdrawals and administrative expenses.  The synthetic GIC issuers can only terminate the contract under very limited circumstances such as CSX or the investment fund managers breaching any of their obligations under the agreement.  CSX does not believe it is likely that the synthetic GICs will be terminated.

The average yield of the synthetic GICs based on actual earnings was approximately 5.82% and 5.25% at December 31, 2008 and 2007, respectively. The average yield of the synthetic GICs based on interest rate credited to members was approximately 5.87% and 5.07% during 2008 and 2007, respectively.  The crediting interest rate is based on a mutually agreed upon formula that resets on a quarterly basis depending on the portfolio yield, market value, and duration along with the book value of the contract.  The minimum crediting rate is 0%.

NOTE 5 - RELATED PARTY TRANSACTIONS

During 2008, the Master Trust received cash dividends from investments in CSX common stock of $10.4 million. The Plan’s share of these dividends was $4.2 million.

The Trustee routinely invests assets in its Collective Short-Term Investment Fund. During 2008, the Master Trust earned interest of $182,360 for transactions with this fund, a portion of which is allocated to the Plan based upon the Plan’s pro-rata share in the net assets of the Master Trust and is included in net loss from investment in Master Trust in the Statement of Changes in Net Assets Available for Benefits.

NOTE 6 - SECURITIES LENDING

The Trustee was previously authorized to engage in the lending of certain Master Trust assets. Securities lending is an investment management strategy that utilizes the existing securities (government bonds, corporate bonds or equities) of the Master Trust to earn additional income. It involves the loaning of securities to a select group of approved broker-dealers. In return for the loaned securities, the Trustee simultaneously receives collateral in the form of cash or U.S. Treasury bills as a safeguard against possible default of any borrower on the return of the loan. Each security lending transaction is collateralized by a margin requirement, as specified in the terms of the securities borrowing agreements.  As of November 2008, due to market conditions, the trustee was instructed to cease securities lending.  However, the Trust may engage in securities lending in the future.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS

NOTE 6 - SECURITIES LENDING (continued)

The Master Trust accounts for its securities lending activities in accordance with Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS 140”). Cash received by the Trustee is invested in money market securities by the Master Trust and, accordingly, recorded at fair value in the financial statements with a corresponding obligation to repay the collateral in accordance with the securities borrowing agreements. Noncash collateral provided to the Master Trust was in the form of U.S. Treasury bills and, in accordance with SFAS 140, was not recorded in the investments of the Master Trust.

Activities related to securities lending in 2008 and 2007 were as follows:

(Dollars in Thousands)	2008	2007
Securities on loan	$ -	$42,817
Cash collateral held by the Master Trust	-	39,984
Noncash collateral held by the Master Trust	-	3,833
Income earned through each year	310	142

NOTE 7 - INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service (“IRS”), dated January 18, 2008, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

NOTE 8 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS

NOTE 9 - FAIR VALUE MEASUREMENTS

SFAS 157 establishes a framework for measuring fair value which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2
Inputs to the valuation methodology include:
• Quoted prices for similar assets or liabilities in active markets;
• Quoted prices for identical or similar assets or liabilities in inactive markets;
• Inputs other than quoted prices that are observable for the asset or liability;
• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS

NOTE 9 - FAIR VALUE MEASUREMENTS (continued)

Following is a description of the valuation methodologies used for Plan assets measured at fair value.

CSX common stock: Valued at the closing price reported on the active market on which the security is traded on the last day of the Plan year.

Mutual funds: Valued at the net asset value of shares held by the Master Trust at year end based on quoted market prices determined in an active market.

Government securities, corporate bonds, mortgages and other: Valued at the closing price reported on the active market on which the individual securities are traded on the last day of the Plan year.

Pooled separate accounts and common collective trust funds: Valued at the net asset value of shares held by the Master Trust at year end as determined by the issuer of the fund.

Cash and cash equivalents: Valued at amortized cost, which approximates fair value.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded on the last day of the Plan year.

Synthetic guaranteed investment contract – wrappers: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS

NOTE 9 - FAIR VALUE MEASUREMENTS (continued)

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
CSX common stock	$446,083	$ -	$ -	$446,083
Mutual funds	352,351	-	-	352,351
Government securities, corporate bonds,
mortgages and other	192,587	-	-	192,587
Pooled separate accounts and common collective trust funds	-	143,808	-	143,808
Cash and cash equivalents	72,393	-	-	72,393
Common stock	22,828	-	-	22,828
Synthetic guaranteed investment
contract - wrappers	-	-	1,364	1,364

Total assets at fair value	$1,086,242	$143,808	$1,364	$1,231,414

In addition to the Plan’s investment in the Master Trust, whose investments are detailed above, the Plan holds participant loans with a fair value of $13,506 as of December 31, 2008.  Participant loans are classified as Level 3 and valued at amortized cost, which approximates fair value.

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008. The changes in fair value are included in the net loss from investment in Master Trust on the Statement of Changes in Net Assets Available for Benefits.

	Synthetic guaranteed investment contract - wrappers (a)	Participant loans
Balance, beginning of year	$875	$12,747
Realized gains/(losses)	-	985
Unrealized gains/(losses) relating to instruments
still held at the reporting date	489	-
Purchases, sales, issuances and settlements (net)	-	(226)

Balance, end of year	$1,364	$13,506

(a) Represents amounts for the Master Trust, a portion of which is allocable to the Plan.

Supplemental Schedule

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

EIN: 62-1051971 Plan Number: 003

SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Current Value
*	Members	Loans with interest rates of 4.00% to 11.00%, maturing through 2033	$13,506,117

*Indicates a party-in-interest to the Plan.

Note: Cost information has not been included, because all investments are member directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the CSX Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION AND AFFILIATED COMPANIES

By: /s/  MICHELE MASTREAN

Michele Mastrean
Vice President
Compensation & Benefits
CSX Corporation
(Plan Sponsor)

Date: June 29, 2009

INDEX TO EXHIBITS OF TAX SAVINGS THRIFT PLAN
FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

AS OF DECEMBER 31, 2008 AND 2007
AND FOR THE YEAR ENDED DECEMBER 31, 2008

23                    Consent of Independent Registered Public Accounting Firm                                                    I-1